UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE QUARTER ENDED JUNE 30, 2002

Commission File Number 333-37376

REDIFF.COM INDIA LIMITED
(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

Not Applicable
(Translation of Registrant's name into English)

Republic of India
(Jurisdiction of incorporation or organization)

Mahalaxmi Engineering Estate,
1st Floor, L. J. First Cross Road
Mahim (West), Mumbai 400 016, India
+91-22-444-9144
(Address of principal executive offices)

Indicate by check mark whether registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]        Form 40-F [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]        No [X]

        If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g 3-2(b).

Not applicable.

CURRENCY OF PRESENTATION AND CERTAIN DEFINED TERMS

        Unless the context otherwise requires, references herein to “us,” “we,” the “Company” or to “Rediff” are to Rediff.com India Limited, a limited liability company organized under the laws of the Republic of India, and its consolidated subsidiaries. References to “U.S.” or “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. All trademarks or trade names used in this Quarterly Report on Form 6-K (the “Quarterly Report”) are the property of their respective owners. In this Quarterly Report, references to a particular “fiscal” or “financial” year are to Rediff’s fiscal year ended March 31 of such year.

        In this Quarterly Report, all references to “Indian rupees,” “rupees” or “Rs.” are to the legal currency of India and all references to “$", “U.S. dollars”, “dollars” or “US$” are to the legal currency of the United States. Our financial statements are presented in Indian rupees and translated into U.S. dollars and prepared in accordance with United States Generally Accepted Accounting Principles ( “US GAAP”).

        Except as otherwise stated in this Quarterly Report and for information derived from our financial statements included in this Quarterly Report, all translations from Indian rupees to U.S. dollars contained in this Quarterly Report are based on the noon buying rate, in the City of New York, on June 28, 2002, for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York, which was Rs. 48.91 per US$1.00. The exchange rates used in this Quarterly Report for translations of Indian rupee amounts to U.S. dollars are set forth solely for purposes of convenience .In this Quarterly Report, any discrepancies between totals and the sums of the amounts are due to rounding.

        FOR A DISCUSSION OF THE RISKS ASSOCIATED WITH OUR BUSINESS AND OTHER GENERAL RISKS, PLEASE SEE THE HEADING “RISK FACTORS” IN OUR ANNUAL REPORT FOR THE YEAR ENDED MARCH 31, 2002 FILED WITH THE SECURTIES AND EXCHANGE COMMISSION (THE “SEC”) ON FORM 20-F AND THE OTHER REPORTS FILED WITH THE SEC FROM TIME TO TIME.

FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE

        We have included statements in this Quarterly Report which contain words or phrases such as “may”, “will”, “aim”, “will likely result”, “believe”, “expect”, “will continue”, “anticipate”, “estimate”, “intend”, “plan”, “contemplate”, “seek to”, “future”, “objective”, “goal”, “project”, “should”, “will pursue” and similar expressions or variations of such expressions, that are “forward-looking statements”, within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and reflect our current expectations. We have made forward-looking statements with respect to the following, among others:

•	our goals and strategies;
•	our current trading and financial guidance on business outlook;
•	our acquisitions and investments;
•	the importance and expected growth of Internet technology;
•	the pace of change in the Internet market;
•	the demand for Internet services; and
•	advertising demand and revenues.

        Actual results may differ materially from those suggested by the forward-looking statements due to certain risks or uncertainties associated with our expectations with respect to, but not limited to, our ability to successfully implement our strategy, our ability to successfully integrate the businesses we have acquired with our business, demand for e-commerce and changes in the Internet marketplace, technological changes, investment income, cash flow projections and our exposure to market risks. By their nature, certain of the market risk disclosures are only estimates and could be materially different from what actually occur in the future. As a result, actual future gains, losses or impact on net interest income could materially differ from those that have been estimated.

        In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to, general economic and political conditions in India and the United States, changes in the value of the Indian rupee, foreign exchange rates, equity prices or other rates or prices and level of Internet penetration in India and globally, changes in domestic and foreign laws, regulations and taxes, changes in competition, and other factors beyond our control. For further discussion on the factors that could cause actual results to differ, see the discussion under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in this Quarterly Report or under “Risk Factors” contained in our annual report for the year ended March 31, 2002 filed with the SEC on Form 20-F and other reports filed with the SEC from time to time. In addition, readers should review the other information contained in this Quarterly Report and in the Company’s periodic reports filed with the SEC from time to time. Rediff undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date hereof.

Part I - FINANCIAL INFORMATION

Item 1.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

REDIFF.COM INDIA LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS
As of June 30, 2002 and March 31, 2002

                                                As of June 30,   As of March 31,
                                                     2002             2002
                                                --------------   --------------
                                                  (Unaudited)
Assets
Current Assets
  Cash and cash equivalents..................   US$24,409,275    US$26,519,847
  Inventories................................         690,789          472,926
  Prepaid expenses and other current assets..       3,966,226        3,545,092
                                                -------------    -------------
       Total current assets..................      29,066,290       30,537,865
Property, plant and equipment - net..........       3,444,033        3,850,553
Goodwill and intangible assets - net.........      17,416,451       17,379,993
Other assets.................................         342,269          481,679
                                                -------------    -------------
Total Assets.................................   US$50,269,043    US$52,250,090
                                                =============    =============

Liabilities and shareholders' equity
Current liabilities
  Accounts payable and accrued liabilities...    US$7,599,646     US$7,709,068
  Other current liabilities .................         406,211          416,974
                                                -------------    -------------
       Total current liabilities.............       8,005,857        8,126,042
Unexpired subscription revenues..............          99,606          119,750
Total Liabilities............................       8,105,463        8,245,792
Commitments and contingencies (see note-5)...            ----             ----
Shareholders' equity
 Equity shares: par value-- Rs.5: Authorized:
   20,000,000 shares;
 Issued and outstanding: 12,795,200 shares...       1,534,308        1,534,308
 Additional paid in capital..................      76,903,671       76,903,671
 Cumulative translation adjustment ..........      (4,799,285)      (4,739,065)
 Deferred compensation expense...............          (1,429)          (1,539)
  Accumulated deficit........................     (31,473,685)     (29,693,077)
                                                -------------    -------------
Total shareholders' equity...................      42,163,580       44,004,298
                                                -------------    -------------
Total liabilities and shareholders' equity...   US$50,269,043    US$52,250,090
                                                =============    =============

See accompanying notes to condensed consolidated financial statements

REDIFF.COM INDIA LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE QUARTERS ENDED JUNE 30, 2002 AND 2001

                                                   Quarters ended June 30,
                                             ----------------------------------
                                                    2002            2001
                                                        (Unaudited)

Operating Revenues...........................   US$ 6,324,642     US$5,753,607
Cost of revenues and goods sold..............       4,901,910        4,435,700
                                                -------------    -------------
    Gross profit.............................       1,422,732        1,317,907
                                                -------------    -------------
Operating expenses
  Sales and marketing........................         857,381        1,423,758
  Product development........................         481,851          791,690
  General and administrative.................       2,050,748        2,111,491
  Restructuring costs and legal fees.........            ----          838,398
                                                -------------    -------------
  Total operating expenses...................       3,389,980        5,165,337
                                                -------------    -------------
Loss from  operations........................      (1,967,248)      (3,847,430)
Other income, net............................         166,780          565,181
                                                -------------    -------------
Loss before income taxes.....................      (1,800,468)      (3,282,249)
Income tax (expense)/benefit.................          19,860           (3,330)
                                                -------------    -------------
Net loss.....................................   US$(1,780,608)   US$(3,285,579)
                                                =============    =============

Weighted average number of equity shares-
  basic and diluted..........................      12,795,200       12,795,200
                                                -------------    -------------
Loss per share - basic and diluted...........        US$(0.14)        US$(0.26)
                                                =============    =============
Loss per ADS (where 2 ADSs are equal to 1 equity
  share) - basic and diluted.................        US$(0.07)        US$(0.13)
                                                =============    =============

See accompanying notes to condensed consolidated financial statements

REDIFF.COM INDIA LIMITED

STATEMENTS OF SHAREHOLDERS' EQUITY (UNAUDITED)
FOR THE QUARTERS ENDED JUNE 30, 2002 AND 2001

Equity Shares	Additional	Cumulative	Deferred	Total
Number of Shares	Amount	Paid in Capital	Translation Adjustment	Compensation Expense	Accumulated Deficit	Shareholders Equity

Balance, as of
April 1, 2001……………

Net loss for the quarter……………

Other Comprehensive
income-translation
adjustment……………

Balance, as of
June 30, 2001…………………

Balance, as of
April 1, 2001…………………

Net loss for the
quarter…………………
Amortization of compensation
related to stock option
grants…………………
Other comprehensive
income-translation
adjustment…………………

Balance as of June 30, 2002………………

12,795,200 -------------------- 12,795,200 ========== 12,795,200 -------------------- 12,795,200 ==========	US$1,534,308 -------------------- US$1,534,308 ========== US$1,534,308 -------------------- US$1,534,308 ==========	US$76,902,065 -------------------- US$76,902,065 ========== US$76,902,065 -------------------- US$76,902,065 ==========	US$(3,259,356) 53,551 ----------------- US$(3,205,805) ========== US$(4,739,065) (60,220) -------------------- US$(4,799,285) ==========	US$--- --------------- US$--- ======== US$(1,539) 110 --------------- US$(1,439) ========	US$(14,928,071) (3,285,579) -------------------- US$(18,213,650) ========== US$(29,693,077) (1,780,608) ------------------- US$(31,473,685) ==========	US$60,248,946 (3,285,579) 53,551 -------------------- US$57,016,918 =========== US$44,004,298 (1,780,608) 110 (60,220) ------------------- US$42,163,580 ===========

REDIFF.COM INDIA LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE QUARTERS ENDED JUNE 30, 2002 AND 2001

                                                         Quarters ended June 30,
                                                           2002           2001
                                                        (Unaudited)    (Unaudited)
                                                       ------------    -----------
Cash flows from operating activities
  Net cash used in operating activities.............    (1,736,731)    (2,603,466)
                                                       ------------    -----------
Cash flows from investing activities
 Purchase consideration for acquisitions
  net of cash acquired on acquisition...............      (177,527)   (10,826,477)
 Others.............................................      (136,094)      (383,839)
                                                       ------------    -----------
 Net cash used in investing activities..............      (313,621)   (11,210,316)
                                                       ------------    -----------
 Cash flows from financing activities
  Repayment of long term debt.......................          ----       (861,929)
                                                       ------------    -----------
  Net cash used in financing activities.............          ----       (861,929)
                                                       ------------    -----------
Effect of exchange rate changes on cash.............       (60,220)         53,551
Net decrease in cash and cash equivalents...........    (2,110,572)    (14,622,160)

Cash and cash equivalents at the
beginning of the quarter............................    26,519,847      47,653,756
                                                       ------------    -----------
Cash and cash equivalents at the end of
the quarter                                          US$24,409,275   US$33,031,596
                                                     =============   =============
Supplemental disclosure of non-cash activity:

Employee deposit adjusted against value
of asset sold                                        US$     5,156   US$     ----

See accompanying notes to condensed consolidated financial statements

REDIFF.COM INDIA LIMITED
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

These condensed consolidated financial statements should be read in conjunction with our annual report for the fiscal year ended March 31, 2002 as filed with the SEC on Form 20-F.

1.          ValuCom Settlement

On March 23, 2001 the Company had acquired the entire outstanding common stock of ValuCom Communications Corporation (ValuCom). The transaction was accounted for by the purchase method, which resulted in creation of goodwill. The initial goodwill of US$ 3.7 million has as of June 30, 2002 increased to US$ 6.87 million as a result of payouts made to ValuCom’s option holders (US$ 44,702 during the quarter) and provision for contingent consideration (earn-out payments) payable to the former founder shareholders of ValuCom.

On July 30, 2002, the Company entered into a settlement agreement with ValuCom’s former founder shareholders for full and final settlement of all obligations and earn-out payments. The highlights of the settlement agreement are:

•

Final earn-out consideration of US$ 3.25 million is payable to the former founding shareholders. The Company had as of March 31, 2002 provided for a sum of US$ 3 million as its initial estimate of the earn-out payment. The purchase price and resulting goodwill will therefore increase by US$ 0.25 million in the period ending September 30, 2002.

•	Employment of the former shareholders has been terminated. The amounts payable for salary, bonus and severance aggregate to approximately US$ 151,094

•

Two of the former founder shareholders have been retained by the Company as independent consultants for the purposes of assisting in the transition and integration of ValuCom business operations from Chicago to New York City. The Company shall pay a monthly compensation of up to US$ 90,000 and a total milestone payment of US$ 300,000 upon satisfactory completion of specified tasks.

•	The former founder shareholders have waived all rights and interest in any stock options of 50,000 American Depository Shares each committed to be granted by the Company.

•	The Company and the former founder shareholders have collectively placed US$ 380,000 in an escrow account pending settlement of the Sonnenschein action described in Note 5.

2.          Related Party Transactions

The Company’s principal related parties are its founder shareholders and companies that the founder shareholders control. The Company enters into transactions with such related parties in the normal course of business.

Included in the determination of net loss are the following significant transactions with related parties:

                                                          Quarters ended June 30,
                                                           2002            2001
                                                        -------------  -------------
Operating lease rent expense........................    US$      ---   US$    2,381
Advertising expense.................................    US$      ---   US$  109,437
Advertising revenue.................................    US$    1,325   US$       --
Balances with related parties include:

                                                                    As of
                                                        June 30, 2002    March 31, 2002
                                                        -------------    ---------------
Receivable for advertising income...................    US$    4,498      US$    3,789
Loans to officers...................................    US$   76,884      US$   58,805

3.          Segments

From April 1 2002, the Chief Executive Officer of the Company, who is its chief operating decision maker reclassified the Company’s business segments and assessed the Company’s performance on the new basis. Communication Services, which was previously viewed as a separate segment is now considered as part of the Merchandising Services segment. Consequently, the new business segments are

(a)

Media Services which primarily include advertisement and sponsorship income derived from customers who advertise on the Company’s website or to whom direct links from the Company’s website to their own websites are provided, and, income earned from designing and managing customers’ websites and advising customers on their internet strategy. Media Services also includes consumer subscription and advertising revenues from the publication of India Abroad, a weekly newspaper distributed primarily in the United States and Canada.

(b)

Merchandizing Services include the Company’s e-commerce activities and primarily consists of sales of books, music, apparel, confectionery, gifts and other items to retail customers who shop at the Company’s online store and Internet based marketing of prepaid long distance call service, formerly reported under the Communication Services segment

Segmental data given below, for the purpose of comparability, also includes segmental information according to the earlier classification

Summarized segment information for the quarters ended June 30, 2002 and 2001 are as follows:

                                     Quarters ended June 30,
                                           2002
                       ------------------------------------------------------
                         Media Services          Merchandizing Services
                                         ------------------------------------
                                         E-Commerce  Communication     Total
                         --------------  ----------  -------------   --------
Revenues from external
customers
  Advertising            US$ 1,774,109
  Services                      67,626
  Subscriptions                229,132
                         --------------
                             2,070,867  US$  94,902 US$4,158,873   US$4,253,775
Inter Segment Revenues
  Advertising                   54,621          ---          ---            ---
                         --------------  ----------  ------------   -----------
                             2,125,488  US$  94,902 US$4,158,873   US$4,253,775
Cost of revenues
 and goods sold              1,240,938       59,668    3,601,304      3,660,972
                         --------------  ----------  ------------   -----------
Gross profit                   884,550       35,234      557,569        592,803

Operating expenses:
Sales and marketing
  - Third  party               506,583       31,111      319,687        350,798
  - Inter Segment                  ---          ---       40,116         40,116
Product development            345,933       51,694       84,224        135,918

General and administrative
  - Third party              1,655,776      174,735      220,237        394,972
  - Inter Segment                  ---          ---       14,505         14,505
Restructuring costs and
legal fees                         ---          ---          ---            ---
                         --------------  ----------  ------------   -----------
Total                        2,508,292      257,540      678,769      936,309
                         --------------  ----------  ------------   -----------
Operating profit/(loss)  US$(1,623,742) US$(222,306) US$(121,200)   US$(343,506)
                         =============  ===========  ===========    ===========
Segmental total assets   US$37,732,010 US$4,411,004 US$8,126,029  US$12,537,033
                         =============  ===========  ===========    ===========

                                       Quarters ended June 30,
                                                2001
                        -------------------------------------------------------
                        Media Services            Merchandizing Services
                                         --------------------------------------
                                         E-Commerce Communication      Total
                        --------------   ----------  ------------   -----------
 Revenues from external
 customers
   Advertising            US$1,310,903
   Services                     27,730
   Subscriptions               161,176
                         -------------
                             1,499,809    US$66,498  US$4,187,300  US$4,253,798
Inter Segment Revenues
  Advertising                   18,855          ---           ---           ---
                         ------------- ------------ -------------  ------------
                             1,518,664       66,498     4,187,300     4,253,798
Cost of revenues
 and goods sold              1,139,080       20,228     3,276,392     3,296,620
                         ------------- ------------ -------------   -----------
Gross profit                   379,584       46,270       910,908       957,178

Operating expenses:
Sales and marketing
  - Third  party               928,748       59,667       435,343       495,010
  - Inter Segment                  ---          ---        18,855        18,855
Product development            665,797       91,602        34,291       125,893

General and administrative
  - Third party              1,736,060      174,491       200,940       375,431
  - Inter Segment                  ---          ---           ---           ---
Restructuring costs and
legal fees                     816,798       21,600           ---        21,600
                         -------------  -----------  ------------  ------------
Total                        4,147,403      347,360       689,429     1,036,789
                         -------------  -----------  ------------  ------------
Operating profit/(loss)  US$(3,767,819) US$(301,090)   US$221,479   US$(79,611)
                         =============  ===========  ============  ============
Segmental total assets   US$55,510,271 US$4,775,555  US$4,684,216  US$9,459,771
                         =============  ===========  ============  ============

4.          Stock based compensation

        The Company had previously agreed to grant 100,000 incentive stock options of the Company’s ADSs to two former founding shareholders of ValuCom after obtaining the necessary approvals and establishing an ADS linked stock option plan. Pursuant to the Settlement agreement referred to in Note 1, the former founding shareholders have waived all rights and interest in such stock options.

5.          Commitments and contingencies

        On April 16, 2001, the Company, four of its officers and directors, and a group of investment banks that acted as underwriters in the Company’s June 2000 initial public offering (the “IPO”) and listing of ADSs were named as defendants in the legal action of Khanna v. Rediff.com India Ltd. et al., a class action lawsuit filed in the United States District Court for the Southern District of New York. Plaintiffs in Khanna allege that the Company’s registration statement filed with the SEC contained misleading statements and omissions in violation of the U.S. Securities Act of 1933, as amended (“Securities Act”), the U.S. Securities Exchange Act of 1934, as amended (“Exchange Act”) and SEC Rule 10b-5. The plaintiff class in this lawsuit has been defined as all persons who purchased American Depositary Shares (“ADSs”) from the time of the IPO through April 14, 2001 and seeks unspecified damages. Subsequent to the filing of the Khanna action, several other actions have been filed against the Company and the other defendants propounding substantially the same allegations.

        On May 11, 2001, the Company received from the firms that served as underwriters in the IPO a demand for indemnification of the underwriters’ legal fees and liabilities. The Company’s board of directors also has resolved to indemnify its officers and directors named as defendants against their legal fees and liabilities, to the extent permitted under Indian law. At the time of the IPO, the Company purchased Directors & Officers liability insurance, or D&O Policy, providing coverage against federal securities law claims. The D&O Policy includes coverage cost of defending the class action lawsuits, indemnification liabilities to its officers and directors, and indemnification liabilities to its underwriters. The coverage of the D&O Policy is denominated in Indian Rupees, but the policy proceeds are payable in United States dollars. Based on the noon buying rate at June 28, 2002, the face amount of the D&O Policy is approximately US$ 18.28 million. The proceeds of the D&O Policy available to satisfy any judgment against the Company, or any judgment against persons whom the Company is obligated to indemnify, will be reduced by the amount of the legal fees and associated expenses in the defense of the Company, the individual defendants and the underwriters which are paid from the D&O Policy. The coverage of the D&O Policy for the payment of legal fees, cost of defense and judgment, if any, is subject to a retention of approximately US$ 230,000 (based on the noon buying rate at June 28, 2002), which must be satisfied by the Company before the D&O Policy proceeds would be available to the Company. The D&O Policy contains various exclusions which, if met, may result in the denial of insurance coverage. The Company has been advised by the insurance carriers who wrote the D&O Policy that they are not currently aware of any facts or circumstances that would cause any of the exclusions to apply, but that the carriers have reserved their rights to claim that the exclusions do apply if any such facts or circumstances come to their attention.

        On June 5, 2001, twenty-four companies, including the Company, who had issued securities to the public in their initial public offerings, together with the investment banks who acted as underwriters in these initial public offerings, were named as defendants in the lawsuit of Shives v. Bank of America Securities, LLC et al., a class action lawsuit filed in the United States District Court for the Southern District of New York. Also named, as defendants in this lawsuit were four of the Company’s officers and directors. The plaintiffs in Shives allege that the underwriter defendants combined and conspired to inflate the underwriting compensation they received in connection with the initial public offerings of the defendant companies, to manipulate and inflate the prices paid by plaintiffs for securities issued in the initial public offerings and to restrain and suppress competitive pricing for underwriting compensation. Plaintiffs allege claims pursuant to the U.S. Sherman Antitrust Act, the Clayton Antitrust Act and the Securities Act against the underwriter defendants. The plaintiffs further allege that the defendants, including the Company and certain of its officers and directors, made material misstatements and omissions in violation of the Securities Act and Exchange Act by concealing or failing to disclose the compensation earned by the underwriters in the initial public offerings.

        The Company believes that the allegations in the Khanna action and its related cases, and in the Shives action are without merit and intends to defend the lawsuits vigorously. The Company is not able at this point to predict the course or the outcome of the litigation. In the event the class action lawsuits result in substantial judgments against the Company and the Company’s Directors and Officers Liability insurance coverage proves inadequate, the said judgments could have a severe material effect on the Company’s financial position and its results of operations.

        On November 16, 2001, ValuCom was named defendant in a lawsuit filed by Sonnenschein Nath & Rossenthal (“SNR”) (“the Sonnenschein action”). Also named as defendants in this lawsuit were the previous shareholders of ValuCom, namely, Arvind J. Singh, Neeta Singh, Sandeep Shrivastava and Richa Shrivastava (collectively, the “Previous Shareholders”, and together with ValuCom, the “Defendants”). SNR has filed the lawsuit against the Defendants for breach of contract and unjust enrichment. SNR claims that the Previous Shareholders have not paid their legal fees and expenses in connection with SNR’s representation of the Previous Shareholders in respect of the sale to Rediff of all of the issued and outstanding capital stock of ValuCom held by the Previous Shareholders pursuant to the Stock Purchase Agreement, dated March 21, 2001, by and among Rediff, ValuCom, the Previous Shareholders and Arvind J. Singh acting as the Shareholder Representative (the “Stock Purchase Agreement”). SNR has sought judgment against ValuCom and the Previous Shareholders, jointly and severally, in the sum of US$ 381,576.66 and for pre-judgment interest through the date of judgment and for its costs and attorneys’ fees and other appropriate relief. The court, in its order dated January 16, 2002, while allowing the Defendants’ motion to strike prayers for relief for recovery of attorneys’ fees and costs, denied Defendants’ motion to dismiss the complaint for breach of contract and unjust enrichment. On behalf of ValuCom, Rediff has served a notice in respect of indemnification from the Previous Shareholders pursuant to the terms of the Stock Purchase Agreement.

        In connection with the Company’s acquisition of ValuCom, on March 23, 2001, the Company received notice of a potential claim by certain employees and selling shareholders of ValuCom claiming that the Company has failed to implement a stock option conversion plan allegedly required by the acquisition documents. ValuCom has cashed out the stock options and has obtained / is obtaining release letters. The Company is not aware of any legal proceedings having been initiated against the Company by the complainants.

        Pursuant to the Stock Purchase Agreement for ValuCom, the fees, costs and expenses of any advisors employed by or on behalf of ValuCom advising in respect of the purchase transaction shall be the responsibility of the former shareholders of ValuCom. Accordingly, the former shareholders of ValuCom have agreed to reimburse ValuCom for any unreserved expenses to be paid for legal fees, finders’ fees, investment banking fees, brokers etc., relating to the purchase of ValuCom by Rediff.

        ValuCom incurred legal fees, investment banking fees, and expenses as a result of its acquisition by Rediff and recorded a liability of US$ 150,000 associated with these costs as of March 31, 2001. To the extent that the final amounts paid for these contingencies exceeded US$ 140,000, the parties agreed that the former shareholders of ValuCom would reimburse ValuCom. As of June 30, 2002, US$ 138,500 remains accrued for litigation that remains unsettled.

        In connection with the Company’s acquisition of India Abroad in April 2001, the Company has been advised by a hold-out shareholder that he believes his shares in India Abroad are worth approximately US$ 1.2 million. The Company disputes this assertion and has offered the claimant approximately US$ 50,000 for his shares. The Company does not know if this offer will be acceptable to the shareholder or if the shareholder will file a legal action against the Company if the matter is not resolved. The Company believes that the outcome will have no impact on the Company’s financial position, results of operation or cash flow.

        In August 2000, an action was commenced against India Abroad alleging the breach of a publication and distribution contract. The plaintiff claims, among other things, that India Abroad failed to pay royalties and other costs and expenses allegedly due under the contract. The plaintiff has sought damages, declaratory relief, costs and attorneys’ fees. In December 2001, India Abroad received a judgment of US$ 281,000 on its counterclaims. On January 23, 2002, the plaintiff filed a notice of appeal. When Rediff acquired India Abroad on April 27,2001, the Company escrowed a portion of the purchase price as a reserve against this litigation. The Company believes that the reserve will be adequate to cover any potential liability against India Abroad and the litigation will not have a material effect on the business of the Company.

        Indian Music Industry (“IMI”), an association claiming to represent 50 Indian companies, which allegedly own copyrights to sound recordings, filed a complaint with the Mumbai Police Department in February, 2000, alleging that the Company was aiding and abetting violations of the Indian Copyright Act of 1957, as amended, because the Company, through its website, provided links to websites containing downloadable music files copyrighted by IMI members. In July 2001, the Mumbai Metropolitan Magistrate issued bailable warrants concerning the complaint against three of the Company’s directors. The warrants as against two of the Company’s directors were promptly cancelled and the warrant against one director was stayed. The Company is continuing to investigate the underlying facts of the complaint. The directors have presently been exempted from personal appearance. The directors are filing an application for discharge of the complaint before the Magistrate.

        The Company is also subject to other legal proceedings and claims, which have arisen in the ordinary course of its business. Those actions, when ultimately concluded and determined, will not, in the opinion of management, have a material effect on the results of operations or the financial position of the Company.

Item 2.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The following discussion of our financial condition and operating results should be read in conjunction with the financial statements and the related notes included elsewhere in this Quarterly Report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and elsewhere in this Quarterly Report and in the "Risk Factors" section of the Annual Report for the year ended March 31, 2002 filed with the SEC on Form 20-F and other reports filed with the SEC from time to time.

Revenues

On April 1, 2002, our Chief Executive Officer reclassified our business segments and assessed the Company’s performance on the new basis. Communication Services, which was previously a separate segment, is now considered as part of the Merchandising Services segment. Consequently, the new business segments are:

(a)

Media Services, primarily include advertising and sponsorship income derived from customers who advertise on our website or to whom direct links from our website to their own websites are provided, and income earned from designing and managing customers websites and advising customers on their internet strategy. Media Services also includes consumer subscription and advertising revenues from the publication of India Abroad, a weekly newspaper distributed primarily in the United States and Canada.

(c)

Merchandizing Services, include our e-commerce activities and primarily consists of sales of books, music, apparel, confectionery, gifts and other items to retail customers who shop at our online store and Internet based marketing of prepaid long distance call service, formerly reported under Communication Services segment.

Quarterly Results of Operations

         The following table presents our operating results for the quarters ended June 30, 2002 and 2001. The operating results set forth below should be read together with our financial statements and the notes appearing elsewhere in this report. These operating results do not necessarily indicate what our results of operations will be in any future period. Accordingly, we believe that quarter-to-quarter comparisons of our operating results are not necessarily meaningful and are not a good indication of our future performance.

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS DATA:

                                                     Quarters Ended
                                           --------------------------------
                                           June 30, 2002      June 30, 2001
                                           --------------     -------------
Revenues:
 Media services..........................  US$ 2,070,867       US$ 1,499809

Merchandizing............................      4,253,775          4,253,798
                                           --------------     -------------
Total Revenues...........................      6,324,642          5,753,607

Cost of revenues and goods sold..........      4,901,910          4,435,700
                                           --------------     -------------
Gross profit.............................      1,422,732          1,317,907
                                           --------------     -------------
Operating expenses:
Sales and marketing expenses.............        857,381          1,423,758

Product development expenses.............        481,851            791,690
General and administrative expenses......      2,050,748          2,111,491
Exceptional items........................             -             838,398
                                           --------------     -------------
Total operating expenses.................      3,389,980          5,165,337
                                           --------------     -------------
Operating loss...........................  US$(1,967,248)    US$(3,847,430)
                                           ==============    ==============

Operating Results

        Total revenue for the quarter ended June 30, 2002, was US$ 6,324,642, as compared to US$ 5,753,607 for the quarter ended June 30, 2001. This represents an increase of US$ 571,035 or 10%.

        Media services revenues. We recognized US$ 2,070,867 in media services revenues for the quarter ended June 30, 2002, as compared to US$ 1,499,809 for the quarter ended June 30, 2001, representing an increase of US$ 571,058 or 38%. This is mainly due to increase of US$ 558,771 in offline media revenue. Because we acquired India Abroad midway through the quarter ended June 30, 2001, management believe that revenues for this business segment for the three month period ended June 30, 2001 and 2002, are not comparable.

        Merchandizing services revenues. We recognized US$ 4,253,775 in merchandizing revenues for the quarter ended June 30, 2002, which includes US$ 4,158,873 in communication revenue, US$ 79,614 in product revenue and US$ 15,288 in signup fees as compared to US$ 4,253,798 recognized as merchandising revenue for the quarter ended June 30, 2001, which included US$ 4,187,300 in communication revenue, US$ 31,582 in product revenue and US$ 34,916 in signup fees. In keeping with the rationalization and integration efforts during the quarter we have merged communication services revenue with merchandising revenue.

        Cost of revenues and goods sold. Total cost of revenues and goods sold for the quarter ended June 30, 2002 was US$ 4,901,910 or 77.5% of revenue compared to US$ 4,435,700 or 77.1% of revenue for the quarter ended June 30, 2001.

        Sales and marketing expenses. Sales and marketing expenses were US$ 857,381 for the quarter ended June 30, 2002, compared to US$ 1,423,758 for the quarter ended June 30, 2001, representing a decrease of US$ 566,377. This decrease was mainly due to a decrease of US$ 278,219 in advertising and market research expenses, as well as a reduction of US$ 139,992 in salary expenses.

        Product development expenses. Product development expenses were US$ 481,851 for the quarter ended June 30, 2002, compared to US$ 791,690 for the quarter ended June 30, 2001, representing a decrease of US$ 309,839. This decrease was primarily the result of a decrease of US$ 189,699 in bandwidth charges and a decrease of US$ 111,607 in professional charges.

        General and administrative expenses. General and administrative expenses were US$ 2,050,748 for the quarter ended June 30, 2002, compared to US$ 2,111,491 for the quarter ended June 30, 2001, representing a decrease of US$ 60,743 or 3%.

        Exceptional items. We incurred US$ 838,398 for exceptional items for the quarter ended June 30, 2001. These items consisted of US$ 598,398 for restructuring, consolidation and relocation of operations and US$ 240,000 for provision for legal fees being the estimated amount payable by us for the defense of the class action lawsuits to which we are a party.

        Other income. Other income was US$ 166,780 for the quarter ended June 30, 2002, compared to US$ 565,181 for the quarter ended June 30, 2001, representing a decrease of US$ 398,401. Interest income for the quarter ended June 30, 2002 was US$ 118,027 compared to US$ 401,020 for the quarter ended June 30, 2001. The decrease in interest income was due to generally lower interest rates and lower period end dollar balances. Foreign exchange gains for the quarter ended June 30, 2002 were US$ 47,864 compared to US$ 164,161 for the quarter ended June 30, 2001. The decrease in foreign exchange gain was mainly due to lower period end dollar balances.

        Net loss. As a result of the above changes, the net loss was US$ 1,780,608 for the quarter ended June 30, 2002, compared to a net loss of US$ 3,285,579 for the quarter ended June 30, 2001.

Liquidity and Capital Expenditures

        From our inception on January 9, 1996, through the date of this quarterly report, we have financed our operations primarily from the private sale of equity securities, sale of ADSs and cash received from our media services, merchandizing services and communication services business segments.

        As of June 30, 2002, our cash and cash equivalents balance was at US$ 24,409,275, representing a decrease of US$ 2,110,572 from the balance of US$ 26,519,847 as of March 31, 2002.

        As per our condensed consolidated cash flow statement for the quarter ended June 30, 2002, net cash used in operating activities was US$ 1,736,731 after adjusting for non cash items such as depreciation of property, plant and equipment including amortization of website development cost of US$ 518,916 and amortization of intangible assets of US$ 8,242.

        Net cash used in investing activities during the quarter ended June 30, 2002 was US$ 313,621, comprising principally of payments to former ValuCom Option holders of US$ 177,527 and aggregate payments to acquire property plant and equipment of US$ 148,611.

        We did not use any cash in financing activities during the quarter ended June 30, 2002.

        We believe that our cash balances and liquid assets, cash generated from future operations and our existing credit facilities will be adequate to satisfy anticipated working capital requirements, capital expenditures and investment commitments for the next twelve months. As business and market conditions permit, we may from time to time, invest in or acquire complementary businesses, products or technologies. These activities may require us to seek additional equity or debt to finance such activities, which could result in ownership dilution to existing shareholders, including holders of our ADSs.

Subsequent Event

         On July 30, 2002, we entered into a settlement agreement with ValuCom's former shareholders for the final settlement of all of our remaining obligations (including the earn-out payments) in connection with the acquisition of ValuCom. As a result of the settlement, the former ValuCom shareholders have been paid an aggregate earn-out payment in the amount of US$3.25 million and, in turn, have fully released and discharged us from our obligations with respect to all potential contingent consideration. As of March 31, 2002, we had reserved US$3 million as our initial estimate of the earn-out payment. Consequently, the purchase price and resulting goodwill will be increased by US$250,000 in the subsequent reporting period ending September 30, 2002. Of the amount paid to the former ValuCom shareholders, we have placed US$240,000 as their contribution and US$140,000 as our contribution, collectively totaling US$380,000 in an escrow account which will be used to indemnify us for any losses relating to the law suits filed against us by Sonnenschein Nath & Rosenthal, as described in Note 5 to the financial statements. Other material provisions of the settlement agreement include:

•	Employment of the former shareholders has been terminated. The amounts payable for salary, bonus and severance aggregate approximately US$ 151,094

•

Two of the former founder shareholders have been retained by us as independent consultants for the purposes of assisting in the transition and integration of the ValuCom business operations. They will be entitled to receive monthly compensation of up to US$ 90,000 and aggregate milestone payments of up to US$ 300,000 upon the satisfactory completion of specified tasks.

•	The former founder shareholders have waived all rights and interest in unissued stock options exercisable for an aggregate of 50,000 ADSs.

Market Risks

        Our primary market risk exposures are to foreign exchange rate fluctuations, principally relating to the fluctuation of the U.S. dollar to Indian rupee exchange rate. We face foreign exchange risk from accounts payable to overseas vendors. This risk is partially mitigated as we have receipts in foreign currency from overseas customers and hold balances in foreign currency with an overseas bank. Our foreign currency sensitive instruments usually settle within a short period. As of June 30, 2002, Rediff.com India had approximately US$ 20.5 million in cash or cash equivalents held in U.S. dollar denominated bank accounts. We face foreign exchange risk with respect to this cash, and in particular will have a foreign exchange loss if there is an appreciation in the value of the Indian rupee compared to the U.S dollar.

        The following table sets forth information about net foreign exchange exposure of Rediff’s India operations as of June 30, 2002:

                                                                As of
                                                              June 30,
                                                                2002
                                                           (In thousands)
                                                            ------------
           Accounts payable in foreign currency
           primarily U.S. dollars.......................            100

           Cash balances held in U.S.
           dollars......................................         20,505

           Accounts Receivable in foreign
           currencies...................................              7
                                                            -----------
           Net foreign exchange exposure                         20,412
                                                            ===========

        We hold interest-bearing accounts outside India and fluctuations in interest rates have impacted the interest earnings for the quarter ended June 30, 2002. These interest rates are linked to the interest rates prevalent in the United States and have declined from approximately 3% in June 2001 to approximately 1.43% in June 2002. In the future, our interest earnings may be affected by additional fluctuations in interest rates.

Contingencies

        Refer to Item 1 “Legal Proceedings” under Part II “Other Information” for a detailed discussion.

PART II -- OTHER INFORMATION

ITEM 1.  LEGAL PROCEEDINGS

Securities Actions

•

Khanna v. Rediff.com India Limited, et al., United States District Court of the Southern District of New York, Case No. SDNY 01CV 3814. On April 16, 2001, Rediff, four of its officers and directors (Ajit Balakrishnan, Nitin Gupta, Rajiv Warrier and Richard Li), and a group of investment banks that had acted as underwriters in our June 2000 IPO, were named as defendants in a class action lawsuit. The lawsuit alleges that our registration statement filed with the SEC contained misleading statements and omissions in violation of the Securities Act, the Exchange Act and Rule 10b-5 thereof. The plaintiff class in this lawsuit has been defined as all persons who purchased ADSs from the time of the IPO through April 14, 2001 and seeks unspecified damages.

•

Several other class action lawsuits have been filed against us and other defendants stating substantially the same allegations as set forth in the Khanna Action. As of the date of this annual report, we are aware of the following related lawsuits pending in the U.S. courts:

–	David &; Chaile Steinberg v. Rediff.com India Limited, et al., United States District Court of the Southern District of New York, Case No. SDNY 01CV 3471;

–	Thomas Karakunnel and Roger Steward v. Rediff.com India Limited, et al., United States District Court of the Southern District of New York, Case No. SDNY 01CV 3814; and

–	Anup Kumar Bhasin v. Rediff.com India Limited, et al., United States District Court of the Southern District of New York, Case No. SDNY 01CV 3593.

        All the cases have been consolidated before a single judge in the United States District Court for the Southern District of New York. The litigation is still in an early procedural stage

        On May 11, 2001, we received from our underwriters in our IPO a demand for indemnification of the underwriters’ legal fees and liabilities. Our board of directors resolved to indemnify the individual defendants (Messrs. Balakrishnan, Gupta, Warrier and Li) against their legal fees and liabilities, to the extent permitted under Indian law. At the time of the IPO, we purchased the D & O Policy, providing coverage against federal securities law claims. The D&O Policy includes coverage for our cost of defending the class action lawsuits, our indemnification liabilities to our officers and directors, and our indemnification liabilities to our underwriters. The proceeds of the D&O Policy available to satisfy any judgment against us, or any judgment against persons whom we are is obligated to indemnify, will be reduced by the amount of the legal fees and associated expenses in the defense of we, the individual defendants and the underwriters which are paid from the D&O Policy. The D&O Policy includes a deductible which must be paid by us before the D&O Policy proceeds would be available. The D&O Policy contains various exclusions which, if met, may result in the denial of insurance coverage. We have been advised by the insurance carriers who wrote the D&O Policy that they are not currently aware of any facts or circumstances that would cause any of the exclusions to apply, but that the carriers have reserved their rights to claim that the exclusions do apply if any such facts or circumstances come to their attention.

•

On June 5, 2001, twenty-four companies, including Rediff, who had issued securities to the public, together with the investment banks who acted as underwriters in these initial public offerings, were named as defendants in the action of Shives et al. v. Bank of America Securities, LLC et al., a class action lawsuit filed in the United States District Court for the Southern District of New York. Also named as defendants in this lawsuit were four of our officers and directors (Ajit Balakrishnan, Nitin Gupta, Rajiv Warrier and Richard Li). Plaintiffs in this lawsuit allege that the underwriter defendants combined and conspired to inflate the underwriting compensation they received in connection with the initial public offerings of the defendant companies, to manipulate and inflate the prices paid by plaintiffs for securities issued in the initial public offerings and to restrain and suppress competitive pricing for underwriting compensation. Plaintiffs alleged claims pursuant to the U.S. Sherman Antitrust Act, 1890, as amended, the U.S. Clayton Antitrust Act, 1914, as amended and the Securities Act against the underwriter defendants. The plaintiffs further allege that the defendants, including Rediff and certain of its officers and directors, made material misstatements and omissions in violation of the Securities Act and the Exchange Act by concealing or failing to disclose the compensation earned by the underwriters in the initial public offerings. As against us and our officers and directors, the Complaint defines a “Rediff.com Sub-Class” consisting of all persons who purchased securities of Rediff.com India Limited from the time of the IPO through April 4, 2001 and seeks unspecified damages.  This case has been consolidated with several hundred other class action complaints filed against other issuers who had IPOs in 2000 and 2001.  The litigation is still in an early procedural stage.

        We believe that the allegations in the Khanna Action and the related cases and the Shives Action are without merit and we intend to defend the law suits vigorously. We are not able at this point to predict the course or the outcome of the litigation. In the event either action results in a substantial judgment against us, the said judgment could have a severe material effect on our financial position and results of operations.

Action Relating to Access to Pornographic Material

•

Sunil N. Phatarphekar & Ors. v. Abhinav Bhatt and Ors., Mumbai High Court, Criminal Writ Petition No. 1754 of 2000. On June 21, 2000, Rediff, its directors and others (Ajit Balakrishnan, Arun Nanda, Abhay Havaldar, Sunil Phatarphekar, Charles Robert Kaye and Tony Janz) were named as accused in a criminal complaint (RCC Complaint Number 76 of 2000) filed by Mr. Abinav Bhatt, a 22 year old student, before the Judicial Magistrate, First Class, Pune, India, alleging commission of an offence, under Section 292 of the Indian Penal Code (“IPC”) for distributing, publicly exhibiting and putting into circulation obscene, pornographic and objectionable material. The Complaint alleged that we, through our web site “www.rediff.com”, provided a search facility which enabled Internet users to view pornographic, objectionable and obscene material. On November 27, 2000, the Judicial Magistrate passed an order in the Complaint holding that a prima facie case under Section 292 of the IPC had been made out against us and directed commencement of criminal proceedings against all the defendants. A criminal writ petition was filed in the High Court of Mumbai (Criminal Writ Petition Number 1754 of 2000), seeking among other relief the setting aside of the order of the Judicial Magistrate. The High Court of Mumbai in its order dated December 20, 2000, while granting ad-interim relief to the petitioners in the Writ Petition, stayed the order of Judicial Magistrate pending final disposal of the Writ Petition. The Writ Petition is currently pending before the High Court of Mumbai.

Actions Relating to ValuCom

•

Sonnenschein Nath & Rosenthal v. Value Communications Corporation, et al., Circuit Court of Cook County, Illinois, Case No.01L1 4878. On November 16, 2001, ValuCom and the Previous Shareholders were named defendants in a lawsuit filed by SNR. SNR has filed the lawsuit against ValuCom and the Previous Shareholders for breach of contract and unjust enrichment. SNR claims that the Previous Shareholders have not paid their legal fees and expenses in connection with SNR’s representation of the Previous Shareholders in respect of the sale to Rediff of all of the issued and outstanding capital stock of ValuCom held by the Previous Shareholders pursuant the Stock Purchase Agreement. SNR has sought judgment against ValuCom and the Previous Shareholders, jointly and severally, in the sum of US$381,576.66 and for pre-judgment interest through the date of judgment and for its costs and attorneys’ fees and other appropriate relief. The court, in its order dated January 16, 2002, while allowing the defendants’ motion to strike prayers for relief for recovery of attorneys’ fees and costs, denied defendants’ motion to dismiss the complaint for breach of contract and unjust enrichment. The matter is scheduled for hearing in early April this year. On behalf of ValuCom, we had served a notice in respect of indemnification from the Previous Shareholders pursuant to the terms of the Stock Purchase Agreement.

•

In connection with our acquisition of ValuCom, on March 23, 2001, we received notice of a potential claim by certain employees and selling shareholders of ValuCom claiming that we had failed to implement a stock option conversion plan required by the acquisition documents. As of March 2002, we have agreed to cash out the outstanding options of the ValuCom employees. As of June 30, 2002, US$177,527 has been paid to these ValuCom employees. Subject to these individuals remaining employed with ValuCom, we may be obligated to make additional payments based upon the prior vesting schedule of these options.

On July 30, 2002, we entered into a settlement agreement with ValuCom’s former shareholders for the final settlement of all of our remaining obligations (including the earn-out payments) in connection with the acquisition of ValuCom. As a result of the settlement, the former ValuCom shareholders have been paid an aggregate earn-out payment in the amount of US$3.25 million and, in turn, have fully released and discharged us from our obligations with respect to all potential contingent consideration.

Actions Relating to Acquisition of India Abroad

In connection with our acquisition of India Abroad in April 2001, we have been advised by a hold-out shareholder that he believes his shares in India Abroad are worth approximately US$1.2 million. We have disputed this assertion and have offered the claimant approximately US$50,000 for his shares. We do not know if this offer will be acceptable to the shareholder or if the shareholder will file a legal action against us if the matter is not resolved.

Gujurat Samachar v. India Abroad Publications, United States District Court for the Southern District of New York, Case No. SDNY 00 Civ. 5852. This action was commenced against India Abroad in August 2000 and alleges the breach of a publication and distribution contract. The plaintiff claims, among other things, that India Abroad failed to pay royalties and other costs and expenses allegedly due under the contract. The plaintiff has sought damages, declaratory relief, costs and attorneys’ fees. In December 2001, India Abroad received a judgment of US$281,000. On January 23, 2002, the plaintiff filed a notice of appeal. When Rediff acquired India Abroad on April 27, 2001, we escrowed a portion of the purchase price as a reserve against this litigation. We believe that the reserve will be adequate to cover any potential liability against India Abroad and the litigation will not have a material adverse effect on our business or results of operations.

Action Relating to Copyright Violation

        The Indian Music Industry (“IMI”), an association claiming to represent 50 Indian companies, which allegedly own copyrights to sound recordings, filed a complaint with the Mumbai Police Department in February, 2000, alleging that we were aiding and abetting violations of the Indian Copyright Act of 1957, as amended, because we, through our website, provided links to websites containing downloadable music files copyrighted by IMI members. In July 2001, the Mumbai Metropolitan Magistrate issued bailable warrants concerning the complaint against three of our directors. The warrants as against two of our directors were promptly cancelled and the warrant against one director was stayed. The directors have been exempted from personal appearances in the action. The directors intend to file an application with the Magistrate for the discharge of the complaint. We, and our Indian legal counsel, do not believe that a prima fascia case has been established. Additionally, we believe that we have valid defenses to the complaint.

        We are also subject to other legal proceedings and claims, which have arisen in the ordinary course of our business. Those actions, when ultimately concluded and determined, will not, in the opinion of management, have a material adverse effect on our results of operations or our financial position.

ITEM 5.  OTHER INFORMATION

        In a press release dated July 25, 2002, Rediff announced its financial results for the first quarter of the fiscal year ending June 30, 2002 and indicated certain likely future financial trends and expectations for the remaining quarters of the fiscal year ending March 31, 2003. A copy of the related press release dated July 25, 2002 issued by Rediff is attached as Exhibit and incorporated herein by reference.

ITEM 6. EXHIBITS AND REPORTS ON FORM 6-K

(a)   Exhibits:

        Exhibit 99.1   Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

        Exhibit 99.2   Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

        Exhibit 99.3   Press Release dated July 25, 2002.

(b)   Reports on Form 6-K:

No report on Form 6-K was filed by the registrant during the quarter ended June 30, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REDRIFF.COM INDIA LIMITED
August 20, 2002.

By: /s/ Rick Filippelli Name: Rick Filippelli Title: Chief Financial Officer

REDIFF.COM INDIA LIMITED

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
(99)	Additional Exhibits
99.1	Certification of Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, filed herewith.
99.2	Certification of Certification Of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, filed herewith.
99.3	Press Release dated July 25, 2002.

Exhibit 99.1

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350

        In connection with the accompanying Form 6-K of Rediff.com India Limited for the three months ended June 30, 2002 (the “Report”), I, Ajit Balakrishnan, Chairman and Managing Director of Rediff.com India Limited, hereby certify pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1) the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly represents, in all material respects, the financial condition and results of operations of Rediff.com India Limited.

August 20, 2002 Date	/s/ Ajit Balakrishnan Ajit Balakrishnan Chairman and Managing Director

Exhibit 99.2

CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350

        In connection with the accompanying Form 6-K of Rediff.com India Limited for the three months ended June 30, 2002 (the “Report”), I, Rick J. Filippelli, Chief Financial Officer of Rediff.com India Limited, hereby certify pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1) the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly represents, in all material respects, the financial condition and results of operations of Rediff.com India Limited.

August 20, 2002 Date	/s/ Rick J. Filippelli Rick J. Filippelli Chief Financial Officer

Exhibit 99.3

rediff.com

Rediff.Com Reports 10 Percent Growth In Revenues And A 40 Percent Improvement In EBITDA Loss Per ADS To 5.7 Cents

Mumbai, India, July 25, 2002: Rediff.com India Limited (Nasdaq: REDF), one of India’s leading Internet, communications and media companies serving Indians globally, both online and offline, today announced its financial results for the first fiscal quarter ended June 30, 2002.

HIGHLIGHTS

•	Revenues grew 10 percent to US$ 6.3 million compared to the same quarter last year.

•	Loss per ADS at the EBITDA level decreased to 5.7 cents or US$ 1.5 million for the quarter ended June 30, 2002, an improvement of over US$ 1.0 million compared to the same quarter last year.

•	Operating expenses for the quarter ended June 30, 2002 declined 24 percent to US$ 2.9 million compared to US$ 3.8 million in same quarter last year.

•	Total registered users increased by over 110 percent over the same quarter last year to record 19.4 million as of June 30, 2002.

“The environment in which we operated during the April-June 2002 quarter was certainly a volatile one creating both opportunities and challenges”, said Ajit Balakrishnan, Chairman and CEO, Rediff.com India Limited.

“Our response has been two fold. First being ‘product innovation’ to make all our products and services more attractive and relevant to our users including improvements to India Abroad, launch of Rediffmail Mobile, introduction of new payment methods, improved offerings in India eCommerce and better targeting technology for online advertisers are some examples. And the second is the tighter integration of our businesses to enable cross-selling, save administrative overheads and thus improve profitability”, concluded Mr. Balakrishnan.

Financial Results

Revenues for the quarter were US$ 6.3 million, an increase from US$ 5.8 million in the same quarter last year.

Gross Margin for the quarter was US$ 1.4 million or 22 percent compared to US$ 1.3 million or 23 percent in the same quarter last year.

Net loss per ADS, at the EBITDA level, for the quarter was 5.7 cents or US$1.5 million compared to a loss of 9.6 cents or US$ 2.5 million for the corresponding 2001 quarter.

Total operating expenses for the quarter were US$ 2.9 million compared to US$ 3.8 million for the same quarter last year. Net loss per ADS for the quarter decreased to 7 cents compared to 12.8 cents for the same quarter last year.

Current financial figures include the operating results of our acquisitions, ValuCom and India Abroad, with effect from April 1, 2001 for ValuCom and April 27, 2001 for India Abroad.

Operating cash burn for the quarter decreased to US$1.3 million, compared to a cash burn of US$ 2.1 million for the same quarter last year. Total cash and cash equivalents approximated US$ 24 million at the end of the June quarter.

Conference Call Information

The Company will hold a conference call, hosted by Ajit Balakrishnan, CEO and Chairman, Nitin Gupta, President and COO and Rick Filippelli, Chief Financial Officer for investors today at 8:30 am Eastern Daylight Savings Time. Investors will be able to listen and participate in the call by dialing a US/HK toll free number shortly before the scheduled start time. The number may be obtained from Debasis Ghosh at Rediff.com on +91-22-4449144 Extn.: 266.

About Rediff.com

Founded in 1996, Rediff.com India Ltd. (Nasdaq: REDF) is one of India’s leading Internet, communications and media companies serving Indians globally, both online and offline. Through its online and offline product and service offerings Rediff.com offers interest specific channels, local language editions, sophisticated search capabilities, online shopping and long distance calling cards. Its news publication, India Abroad, is one of the oldest and largest South Asian weekly newspaper serving the Indian American community in the United States. The Company also provides users extensive Internet community offerings all tailored to the interests of Indians worldwide. Rediff.com has offices in New York, Chicago and New Delhi and is headquartered in Mumbai, India.

Except for historical information and discussions contained herein, statements included in this release may constitute “forward-looking statements.” These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those that may be projected by these forward looking statements. These risks and uncertainties include but are not limited to the slowdown in the economies worldwide and in the sectors in which our clients are based, the slowdown in the internet and IT sectors world-wide, competition, success of our past and future acquisitions, attracting, recruiting and retaining highly skilled employees, technology, legal and regulatory policies, managing risks associated with customer products, the wide spread acceptance of the internet as well as other risks detailed in the reports filed by Rediff.com India Limited with the U.S. Securities and Exchange Commission. Rediff.com India Limited and its subsidiaries may, from time to time, make additional written and oral forward looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. Rediff.com India Limited does not undertake to update any forward-looking statement that may be made from time to time by or on behalf of the company.

Investor Relations Contact:
Debasis Ghosh
Rediff.com India Limited
debasisg@rediff.co.in
+91-22-444-9144 Extn.: 266.

tables to follow

FINANCIAL STATEMENT

April 2002- June 2002

All figures in US$ million (unaudited)

Quarter Ended
June-02	June-01
Revenue
Cost of Revenue and Goods Sold
Gross Margin
Gross Margin %

Selling & Marketing

Product Development

General & Administrative

Total Operating Expenses

Operating EBITA

Depreciation / Amortization

One Time Charges
Restructuring costs & Legal Fees

Interest Income
Foreign Exchange

EBT

Tax

PAT
        EBITDA per ADS (cents)

PAT per ADS (cents)	6.32 (4.90) 1.42 22% (0.85) (0.49) (1.54) (2.88) (1.46) (0.51) – 0.12 0.05 (1.80) 0.02 (1.78) (5.7) (7.0)	5.75 (4.43) 1.32 23% (1.42) (0.79) (1.56) (3.77) (2.45) (0.51) (0.88) 0.40 0.16 (3.28) – (3.28) (9.6) (12.8)

Notes

•	The above financials are subject to audit and whilst no significant changes are anticipated audited numbers could vary from the above.

•	Loss per ADS is computed for each period based on the quarter end equivalent of 25.59 million ADSs outstanding.